FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2015

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82- .

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

Resignation of Director

On January 29, 2015, Mr. Ka Cheong Cheang tendered his resignation as a member of the Board of Directors (the “Board”) of Euro Tech Holdings Company Limited. (the “Company”), effective March 31, 2015. The resignation is not in connection with any known disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Election of New Director

On March 30, 2015, the Board appointed Mr. Vinecent Pak Kan Wong to fill the vacancy created by the resignation of Mr. Cheang.  The Board has determined that Mr. Wong qualifies as an independent director under the rules of the NASDAQ Stock Market LLC. Mr. Wong will serve as a member of the Audit Committee.

Vinecent Pak Kan Wong, Age 65, has a background in accounting and business management. He served as the Deputy Company Secretary of John Swire & Sons (HK) Ltd, which specializes in divisions of property, beverages, industrial, offshore oil and shipping services from 2007 to 2013. From 2004 to 2006, he served as the General Manager of Guangmei Foods Co. Ltd. He is also a director of Primroses Park Ltd., which is a property investment holding company in the United Kingdoms. He is an Associate Member of The Chartered Association of Certified Accountants, FCCA and Hong Kong Institute of Certified Public Accountants. The Board believes Mr. Wong’s qualifications to sit on the Board include his significant experience with accounting and leadership of business organizations.

There is no family relationship between Mr. Wong and any of our other officers and directors.  There are no understandings or arrangements between Mr. Wong and any other person pursuant to which Mr. Wong was appointed as director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

April 1, 2015	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer